EXHIBIT 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(dollars in millions)	2007	2006
Income before taxes	$1,563	$1,280
Sub-total of fixed charges	234	167

Sub-total of adjusted net income	1,797	1,447
Interest on annuities and financial products	1,919	1,654

Adjusted income base	$3,716	$3,101

Fixed Charges
Interest and debt expense	$219	$154
Portion of rent expense representing interest	15	13

Sub-total of fixed charges	234	167
Interest on annuities & financial products	1,919	1,654

Sub-total of fixed charges	2,153	1,821
Preferred dividends (pre-tax)	—	—

Total fixed charges	$2,153	$1,821

Ratio of Earnings to Fixed Charges
Ratio of earnings to fixed charges (including interest on annuities and financial products) (1)	1.73	1.70
Excluding interest on annuities and financial products (2)	7.68	8.66
Ratio of earnings to combined fixed charges and preferred stock dividends (3)	1.73	1.70

(1)

For purposes of determining this ratio, earnings consist of income before Federal income taxes, cumulative effect of accounting change, if any, and minority interests adjusted for the difference between income or losses from unconsolidated equity investments and cash distributions from such investments, plus fixed charges. Fixed charges consist of 1) interest and debt expense on short and long-term debt and junior subordinated debentures issued to affiliated trusts; 2) interest on annuities and financial products and; 3) the portion of operating leases that are representative of the interest factor.

(2)

Same as the ratio of earnings to fixed charges, except fixed charges and earnings in this calculation do not include interest on annuities and financial products. This coverage ratio is not required, but is provided as additional information. This ratio is commonly used by individuals who analyze LNC’s results.

(3)

Same as the ratio of earnings to fixed charges, including interest on annuities and financial products, except that fixed charges include the pre-tax earnings required to cover preferred stock dividend requirements.